Exhibit 99.1

Descartes Acquires Supply Vision
Strengthens Shipment Management Capabilities on the Global Logistics Network

WATERLOO, Ontario, January 6, 2023 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Supply Vision, a provider of shipment management solutions for North American Logistics Services Providers (LSPs).

Supply Vision has a long history of helping LSPs digitize their operations and manage the lifecycle of shipments. Headquartered in the US, the company provides modular applications that help LSPs coordinate shipments, from quoting, routing and booking through to final delivery.  The Supply Vision platform also integrates with real-time visibility solutions, such as Descartes MacroPointTM, to provide LSPs and their end customers with enhanced information about shipment status and location.

“The momentum for digitization in the LSP community continues to accelerate,” said Scott Sangster, General Manager Logistics Services Providers at Descartes. “In order to efficiently meet customer demand while operating profitably, LSPs need to invest in solutions that automate processes across multiple parties and leverage real-time information that improves decision making. We see an opportunity to combine the Supply Vision capabilities with the Global Logistics Network and make even more solutions available for the wider LSP community.”

“The Supply Vision acquisition complements our recent investments in QuestaWeb, Kontainers and Portrix, as we look to broaden our footprint for LSPs,” said Edward J Ryan, Descartes’ CEO. “We’re looking forward to working with the Supply Vision customers, partners and team of domain experts to continue to help LSPs digitize their operations and manage the lifecycle of shipments in a secure, efficient and sustainable manner.”

Supply Vision is headquartered in Phoenix, Arizona. Descartes acquired Supply Vision for up-front consideration of approximately $USD 12 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $USD 3 million, based on Supply Vision achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2025 and fiscal 2026.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Investor Contact

Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Supply Vision and its solution offerings; the potential to provide customers with shipment lifecycle management solutions; the potential to combine Supply Vision’s solution offerings with other products and services of Descartes; other potential benefits derived from the acquisition and Supply Vision’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Supply Vision business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.